Filed by Denali Holding Inc.

Form S-4 File No. 333-208524

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: EMC Corporation (Commission File No. 1-09853)

•	The following are remarks made by Michael Dell, Chairman and Chief Executive Officer of Dell Inc., at the EMC World 2016 Conference.

Thank you, Joe, for that very kind introduction. But more than that — thank you for everything. For your industry leadership, for the incredible company you’ve helped build, this amazing ecosystem of customers and partners, and thanks for the friendship that we’ve shared over many decades.

I have been looking forward to being right here since October, when we first announced the definitive agreement to combine Dell and EMC.

I wanted to stand on this stage and be with all of you. The customers, users, developers and partners of the EMC ecosystem. You are what this is all about.

We are creating the next great technology company for you – to pave the way for your future.

A future that will be defined by technology so powerful that it’s hard to comprehend what will be possible.

Joe talked about 15 years ago and the first EMC World.

So let’s think back just 15 years ago… to 2001.

•	The iPod was introduced with a 5GB hard disk for $399

•	Intel began shipments of 64-bit Itanium chips with and 800 MHz processor

•	The Sun E25K was state of the art in the data center

•	The world’s first 3G networks became available

It was the very beginning of a new model for technology delivery… a combination of computing power, connectivity, mobility and software that would change everything…

Today, those marvels seem like relics from a museum. Because the force of exponential growth in processing power, in bandwidth, in storage, in you name it… is about 10X every five years.

We look back at 2001, and what seemed like a miracle then is a 1000X better today.

Now think about 15 years from now to the year 2031 and another 1000X.

•	Today, decoding a human genome takes 26 hours. In 15 years, it’ll take 94 seconds and the cost goes from $1,000 to $1. When every newborn leave’s the hospital, it will have a complete digital DNA profile and a lifetime of personalized medicine.

•	In 2031, you’ll be able to transfer the entire content of the library of congress across the internet in 3 minutes.

•	A computer with processing power greater than the human brain will cost less than $1

•	More than half of the cars on the road will be driverless

And hundreds of thousands of other incredible innovations both large and small that we can’t predict or even conceive.

In fact I believe all of this could happen even sooner, the pace of progress is accelerating.

And so too, the growth in connected devices/nodes continues to accelerate as well, as the marginal cost of making something intelligent approaches zero.

We’re going from Internet (Servers, PCs, Smartphones, Tablets) to the IoT (Energy and Utilities, Automobiles, wearables, home automation, factories, industrial machines and lighting) to IoE (Food and agriculture, pipelines, healthcare supplies and devices, apparel, military, rail cars and containers, parts and components).

By 2031, the number of devices will grow from 8B to 200 billion or more — about 25 times the number of people on the planet.

All of these new devices and nodes will create massive new sources of information. Using that information, especially in real time to provide better insights and to build a better world — that is the challenge of our generation… The challenge we are all facing… And the opportunity.

We are at the very beginning of the Internet of Everything, an intelligent world pulsing with unprecedented, ubiquitous processing power and connectivity… It’s been called the next Industrial Revolution… This is the next quantum leap in human progress.

We’re moving beyond automated industrial processes to automated complex tasks — creating new Systems of Engagement and Systems of Insight, while continuing to optimize the Systems of Record that run our businesses.

Virtual Reality and augmented reality will redefine work, learning and play… whole new ways of living and doing business opening up literally before our eyes.

Artificial intelligence will amplify human creativity unleashing a torrent of innovation — and the ability to solve some our world’s greatest challenges.

We are staring into a future of infinite possibility.

And together, we’re going to develop the technology that will make those possibilities a reality – from the edge to the core to the cloud.

The applications and smart devices that will form the backbone of this new digital, connected, world will require data center infrastructure to be architected in a very different way.

It’s going to be cloud-native infrastructure and it will be operated with a DevOps model.

Dell plus EMC will create the largest cloud infrastructure company according to IDC. In Q4, HPE had 15.8% of revenue, while Dell + EMC combined held 19.4%.

We are ready to go to the cloud with you…

Yet, at the same time, we are still standing squarely in the present – in a world where the #1 priority in most IT departments is to keep their ERP and Email systems running reliably and cost effectively using very traditional infrastructure and IT processes.

I spend most of my time meeting with clients, and I know there’s a lot of pressure because I hear it from your CEOs every day.

Pressure to accelerate the pace of innovation to stay competitive. Who knows when or where the next AirBnB, Nest, Uber or Tesla may show up?

And pressure to reduce the cost of running the organization… so you can invest and lead the way for growth in the disruption that they know is just around the corner. Or maybe that’s already here…

It’s a journey. And we are combining Dell and EMC to create your one, best, most trusted, most innovative partner to help you navigate a successful path… to modernize your IT, make it more agile, more efficient, easier to manage while also helping you create your Digital Future.

Dell and EMC are incredibly complementary in terms of technologies and capabilities.

We are leaders in Servers, Storage, Virtualization, Cloud Infrastructure & PCs. No one is more relevant or able to add more value in your data centers.

And we bring together the industry’s leading, next-generation solutions… the tech of tomorrow… IoT, Cloud native application development and infrastructure, SW-defined everything, converged infrastructure, hybrid-cloud, PaaS, big data, mobile and security.

So even as we innovate to make your traditional IT increasingly more modern and efficient, we’re also best positioned to help reinvest the savings into the next generation, cloud native technologies and innovating the architectures that are the key to success in digital economy.

Our combined technologies include: VMware & Virtustream, VCE, Dell and EMC essential infrastructure, Pivotal & SecureWorks and RSA and many more.

All of it wrapped in world class services from EMC’s unrivaled consultative expertise to the global power of Dell’s ProSupport plus.

In addition to modernizing the data center and digital transformation, one of the single most important concerns I hear from customers relates to security.

Because of the explosion in devices and increasing value of the data… the attack surface is growing significantly. As everything becomes digital, it also becomes vulnerable to cyber attack.

At the same time the sophistication, complexity and frequency of security attacks are increasing at an accelerating pace.

We have a huge opportunity to solve this problem with RSA, SecureWorks, NSX, AirWatch, SonicWALL and DDPE. An integrated, comprehensive solution from across our family of businesses – that’s all best of breed.

In fact, Dell + EMC becomes a company with a leadership position in 21 Gartner Magic Quadrants. And we can deliver this unprecedented combined portfolio of current and future-looking tech to the broadest possible global customer base.

EMC has an unmatched reputation… at the very top tier for architecting solutions in the enterprise.

And at Dell we have unmatched strength in the mid-market & small business.

The cumulative horsepower of our channel partners help us deliver solutions and extends our reach…

Together, we can fuel innovation across our combined portfolio and across customer segments.

EMC is the most successful company in the industry at incubating new technologies, and that front-end innovation engine, will be backed by Dell’s best-in-class global supply chain.

And think about the scale we’ll have…The world’s largest enterprise systems company, across suppliers, partners, R&D. The combined innovations of EMC, Dell and VMware.

All backed by our industry leading global services.

To put it simply — the best innovation delivered with the highest quality and efficiency for you.

And all of it under a private structure. We can invest for the long term, no 90 day shot clock. Complete alignment from our massive innovation agenda to our leadership & ownership… 100 percent focused on you.

It’s interesting, our cultures are even similar. We did a culture survey of 75K people in both companies, and the top 5 cultural attributes of both companies were exactly the same… in exactly the same order… and you know what was number 1: Customer focus.

Dell and EMC are companies that exist for you… to listen, to learn, to solve your greatest challenges and realize your greatest opportunities.

For example, when I speak with customers, no one ever says, “I want more vendors, more partners, more suppliers. And I’d really like more disparate piece-parts that I have to integrate, deploy, configure and manage myself.”

What I do hear, is that you’d like things to be simpler. You want technology made easier from purchase and procurement to design and deployment to management and service. You want a more strategic partner sitting on the same side of the table with you.

That you’d like to spend your time at a level above the siloes of the data center and focus on applications and workloads, where you can deliver business innovation and outcomes that drive growth.

Our vision is for a strategically aligned family of businesses that does just that… bringing together your entire infrastructure from hardware to software to services… from the edge to the core the cloud. So you don’t have to.

We’ll maintain and invest in strong independent ecosystems and open architectures, so that you have choice and flexibility, and also to ensure that you can fully optimize all your technology investments with confidence in the roadmaps, warrantees and service agreements.

But importantly, we’ll also align our capabilities across our family of businesses where it makes strategic sense to deliver integrated solutions in areas like public, private and hybrid-cloud, security… and seamless technology infrastructure from the industry’s leading converged and hyper-converged platforms to the sensors, gateways, PCs and Virtual PCs at the edge of the IoE.

In thinking about what to call our new company, we really want to convey this sense of being a family of businesses and aligned capabilities… and as family names go, well… frankly, I am really attached to Dell.

So in that spirit, I would like to announce that after the close of the transaction, our family of businesses will officially be known as Dell Technologies.

Dell Technologies will comprise the combined technologies, companies and brands of Dell, EMC II, VMware, Pivotal, SecureWorks, RSA and Virtustream.

Our Client Solutions business will be branded Dell Inc. The brand equity in the Dell PC is irreplaceable. We have incredible momentum, gaining share in 14 straight quarters.

And in the most recent quarter here in the United States our client business grew over +4% and HP’s business declined greater than -14%. In fact Dell gained 2.5 points of share and in exactly the same period HP lost a corresponding -2.4 points of share. It’s pretty easy to see who is winning and who is losing here.

The PC business is absolutely core to our vision of technology infrastructure and our ability to drive innovation at scale in the IoE. And above all it’s critically important to our customers.

Our combined enterprise business will be named Dell EMC. Both companies stand for something very special to you, our customers. Both stand for something very special to our team members. And our combination is absolutely about bringing together the very best of us both. We are so proud of what we’re creating for you, and we want our entire ecosystem to feel that same pride, belonging and excitement.

Together, we are Dell Technologies… I think it has nice ring.

What can I tell you? I’m all in… completely committed to the success of our new company, our very talented team members, and above all to you, our clients and partners.

We are building the company that can take you to the future… that has the essential technologies to help you win in the digital economy of the next industrial revolution.

And it all begins with the modern data center. Once, the data center was fundamentally used to run back office applications and make the business more efficient. Now it has to support the business itself as it goes increasingly digital.

Soon, with everything going digital, the data center will become the center of world. And every company needs to become a software-defined company to compete and succeed.

David will be out shortly to walk you through the EMC II vision for the data center. But I want all of you to understand that not only are the EMC and Dell portfolios well aligned, so is our point of view.

The pillars of the modern technology are flash, cloud-enabled, scale-out, software defined – all from a trusted brand and a trusted partner, technology that’s reliable, that works, that’s supported.

And those are the core principles as we develop rom the data collection and content creation at one end…

To the first cloud purpose-built for you – agile, secure and simple… the enterprise hybrid cloud

… to the cloud-native analytics that turn your data into gold.

It’s a shared vision of technology that only gets stronger and more advanced by bringing our companies together.

While our competitors like HP are “shrinking their way to success”… is that a real thing? HP are getting smaller, separating their servers and PCs, their edge from their core, with far less revenue, less innovation, less investment in R&D, less software, smaller supply chain… and losing share in each of their businesses to Dell even during this period.

And we are going the opposite direction…building scale, while fostering speed, agility & innovation.

By combining Dell with EMC, we can become the essential technology infrastructure company for the next industrial revolution.

Just think of where we were 15 years ago, and first glimmer of what the internet could really mean, the magic of combining speed, mobility, connectivity and software.

Today, we are 1000X beyond that… and by 2031, we will be 1000X beyond where we are today.

This isn’t about Dell and EMC. It’s about all of you.

You’re going to cure cancer. You’re going to feed & water the world. You’re going to create jobs, and hope & opportunities on a global scale.

We have the vision, the innovation, the market position & the horsepower for you to dream that big.

People ask me all the time, “Why?” “Why am I still so passionate and excited about our customers, about technology, about the future.”

It’s who I am… where I come from. Tomorrow is Dell’s corporate birthday. 32 years ago, I was building computers in a UT dorm room.

I had a belief that IT was a force to change the world for the better. And over the course of 32 years, I’ve seen the democratization of information, of connectivity, of computing power.

I’ve seen world poverty cut in half, and the global middle class emerge in the third world.

Today, I stand before you even more excited, more engaged, more optimistic than I’ve ever been.

The integration planning is going very well, and the transaction remains on track under the original terms and original timeline.

When Dell and EMC combine, our company, and all of you, our customers and partners — will stand at the center of the world’s technology infrastructure, and that means that we stand at the center of human progress.

There is nowhere else I’d rather be.

Thank you.

Disclosure Regarding Forward Looking Statements

This communication contains forward-looking statements, which reflect Denali Holding Inc.’s current expectations. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “confidence,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar expressions. Factors or risks that could cause our actual results to differ materially from the results we anticipate include, but are not limited to: (i) the failure to consummate or delay in consummating the proposed transaction; (ii) the risk that a condition to closing of the proposed transaction may not be satisfied or that required financing for the proposed transaction may not be available or may be delayed; (iii) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; (iv) risk as to the trading price of Class V Common Stock to be issued by Denali Holding Inc. in the proposed transaction relative to the trading price of shares of VMware, Inc. common stock; (v) the effect of the announcement of the proposed transaction on Denali Holding Inc.’s relationships with its customers, operating results and business generally; and (vi) adverse changes in general economic or market conditions. Denali Holding Inc. undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This communication is being made in respect of the proposed business combination transaction between EMC Corporation and Denali Holding Inc. The proposed transaction will be submitted to the shareholders of EMC Corporation for their consideration. In connection with the issuance of Class V Common Stock of Denali Holding Inc. in the proposed transaction, Denali Holding Inc. has filed with the SEC a Registration Statement on Form S-4 (File No. 333-208524) that included a preliminary proxy statement/prospectus regarding the proposed transaction and each of Denali Holding Inc. and EMC Corporation plans to file with the SEC other documents regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each EMC Corporation shareholder entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain copies of the proxy statement/prospectus (when available) and all other documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (http://www.sec.gov) or from Denali Holding Inc.’s website (http://www.dell.com/futurereadydell).

Participants in the Solicitation

Denali Holding Inc. and certain of its directors, officers and employees may participate in the solicitation of proxies from EMC Corporation shareholders in connection with the proposed transaction without additional compensation. Additional information regarding the persons who may, under the rules of the SEC, participate in the solicitation of EMC Corporation shareholders in connection with the proposed transaction and a description of their direct and indirect interest, by security holdings or otherwise, is set forth in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction.